EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and noncontrolling interest, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)

	2011 (As adjusted, see Note 4 of Financial Statements)	2010 (As adjusted, see Note 4 of Financial Statements)	2009 (As adjusted, see Note 4 of Financial Statements)	2008 (As adjusted)	2007 (As adjusted)
Earnings:
Net loss	$(8,556)	$(1,433)	$(4,653)	$(8,827)	$(6,570)
Add: Fixed charges	29,569	30,490	30,013	32,807	34,183
Add: Amortization of capitalized interest	75	75	75	75	75
Less: Interest capitalized	—	—	(10)	—	(159)

Total Earnings	$21,088	$29,132	$25,425	$24,055	$27,529

Fixed Charges
Interest expense	27,479	$28,442	$28,004	$30,818	$32,049
Interest capitalized	—	—	10	—	159
Estimated interest on rental expense	2,090	2,048	1,999	1,989	1,975

Total Fixed Charges	$29,569	$30,490	$30,013	$32,807	$34,183

Ratio of Earnings to Fixed Charges (1)	0.71x	0.96x	0.85x	0.73x	0.81

(1)	For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, we had a deficiency of $8,481, $1,358, $4,588, $8,752 and $6,654, respectively, in earnings to fixed charges.